January 31, 2007


By facsimile to (212) 918-8989 and U.S. Mail


Mr. Gary Zhao
Chief Financial Officer
China Clean Energy Inc.
c/o Fujian Zhongde Technology Co., Ltd.
Fulong Industrial Zone
Fujian, People`s Republic of China 35013

Re:	China Clean Energy Inc.
	Registration Statement on Form SB-2
	Filed January 22, 2007
File No. 333-140132

Dear Mr. Zhao:

	A preliminary review of the filing indicates that the document fails in material respects to comply with the requirements of the Securities Act, the rules and regulations under the Securities
Act,
and the requirements of Form SB-2.

	We note specifically that:

* The audit opinion and consent from Moen and Company LLP relates to
Fujian Zhong De Technology Stock Co., Ltd. You are required to have audited financial statements with a corresponding audit opinion and consent for China Clean Energy Resources, Ltd. See Item 310 of Regulation S-B.

* You have not included the historical financial statements of Hurley
Exploration Inc.



If you wish to proceed with the offering, you must amend the registration statement to address the items noted above.
Alternatively, you should request withdrawal of the registration statement. See Rule 477 of Regulation C under the Securities Act.

	If you wish to proceed with the offering, we will defer full review of the registration statement until you amend the registration statement to satisfy the requirements specified above.

	We will not recommend acceleration of the registration statement`s effective date. Should the registration statement become effective in its present form, we would be required to consider what recommendation, if any, we should make to the Commission.

	You may direct any inquiry concerning this letter to Edward
M.
Kelly, Senior Counsel, at (202) 551-3728 or me at (202) 551-3767.

Very truly yours,




 Jennifer K. Hardy
					    Legal Branch Chief

cc:	Harvey J. Kesner, Esq.
	Haynes and Boone, LLP
	153 East 53rd Street
	New York, NY 10022



Mr. Gary Zhao
January 31, 2007
Page 1








UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE